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SEC FILE NUMBER
8-70294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Iris Trading, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1034 E. Cooper, #29
(No. and Street)

Aspen	CO	81611
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard M. Feldman	212-392-4838	rfeldman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/05	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Donald Suskind, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Iris Trading, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

[signature]

Notary Public

NICHOLAS GRAHAM EATON
NOTARY PUBLIC - STATE OF COLORADO
Notary ID #20204030205
My Commission Expires 8/31/2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IRIS TRADING, INC.

Annual Statement of Financial Condition

December 31, 2021

Iris Trading, Inc.
Annual Statement of Financial Condition Index
December 31, 2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Iris Trading, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Iris Trading, Inc. as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Iris Trading, Inc. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Iris Trading, Inc.'s management. My responsibility is to express an opinion on Iris Trading, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Iris Trading, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Iris Trading, Inc.'s auditor since 2020.

Tarzana, California

January 7, 2022

Iris Trading, Inc.
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	85,331
Prepaid expenses		1,068
Other assets		648
Total Assets	$	87,047
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	12,750
Due to affiliate		95
Total Liabilities		12,845
Commitments and Contingencies		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		25,000
Additional paid-in-capital		327,142
Accumulated deficit		(277,940)
Stockholder's equity		74,202
Total Liabilities and Stockholder's Equity	$	87,047

See accompanying notes to the Statement of Financial Condition

CONFIDENTIAL

Iris Trading, Inc.
Notes to the Statement of Financial Condition
December 31, 2021

1. ORGANIZATION

Iris Trading, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a wholly owned subsidiary of Alpha Ledger Technologies, Inc. (the "Parent"). The Company was formed in 2019 as a "C" Corporation in accordance with the laws of the State of Washington and became registered as a broker dealer on October 22, 2019.

The Company has not yet commenced operations but expects to do so in the second quarter of 2022. At that time, it expects conduct business as an introducing broker dealer and work with municipal issuers in an agency capacity to help facilitate new issuances of municipal securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statement has been prepared assuming the Company will continue as a going concern. Due to the current non-revenue producing status, management has received assurances from the Parent that they have the wherewithal to, and will, infuse additional capital in the future should the Company need it to fund its operations.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company relies on Footnote 74 of the 2013 Release to the Securities and Exchange Act to be compliant with the provisions of SEC Rule 15c3-3.

Revenue Recognition
Accounting Standards Codification 606, Revenues from Contracts with Customers, provides guidance related to revenue contracts with customers. Guidance applies to all entities and all contracts, with certain limited exceptions. The Company has not had any revenues since inception.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of a Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. Actual results can differ from those estimates.

Income Taxes

As a "C" Corporation, the Company accounts for taxes under the liability method where a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of the assets and liabilities measured by the enacted tax rates that are expected to be in effect when those differences reverse.

3. RELATED PARTIES

From time to time, the Parent pays bills on the Company's behalf, and the Company reimburses the Parent. As of December 31, 2021, the Company owed the Parent $95 under such arrangement.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2021, the Company's Net Capital was $72,486 which was above the required Net Capital by $67,486. At December 31, 2021, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.18 to 1.

5. INCOME TAXES

To date the Company has incurred a net loss. In assessing the realizability of any resulting deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductive. Management has determined that a valuation allowance against the deferred tax asset is appropriate in light of the companies operating losses.

As of December 31, 2021, the Company has U.S. Federal and state Net Operating Loss carryforwards of approximately $278,000 which expire December 31, 2039. As a result, the Company has a deferred tax asset as of December 31, 2021, as follows:

State	$	12,000
Federal		56,000
Total		68,000
Less: Reserve		(68,000)
Net	$	-

The Company is subject to audit by the taxing agencies for years ended December 31, 2019 and 2020.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2021, and through the date of this report there were no such claims.

7. CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses to dates in its account, and management believes that the Company is not exposed to significant risks on any such accounts.

8. SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year-end December 31, 2021 through January 7, 2022, the date this financial statement was available to be issued and has determined that no adjustments were necessary to the amounts reported in the financial statement, nor have any subsequent events occurred, the nature of which would require disclosure.